Exhibit 12.1 Statements Re: Computation of Ratios

PEPCO HOLDINGS, INC.

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(millions of dollars)
Income from continuing operations before extraordinary item (a)	$140	$221	$187	$254	$205

Income tax expense (b)	11	104	90	141	133

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	315	348	311	315	307
Other interest	22	23	24	25	19
Preferred dividend requirements of subsidiaries	—	—	—	—	1

Total fixed charges	337	371	335	340	327

Nonutility capitalized interest	—	—	(1)	—	(1)

Income before extraordinary item, income tax expense, fixed charges and capitalized interest	$488	$696	$611	$735	$664

Total fixed charges, shown above	337	371	335	340	327
Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	—	1

Fixed charges for ratio computation	$337	$371	$335	$340	$328

Ratio of earnings to fixed charges and preferred dividends	1.45	1.88	1.82	2.16	2.02

(a)	Excludes income/losses on equity investments.
(b)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.